SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Year Ended December 31, 2004

Filed Pursuant to the
Public Utility Holding Company Act of 1935

by

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

Item 1.    System Companies and Investment Therein as of December 31, 2004
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Energy East Corporation	Registered holding company

LNG Storage Partners (1)	Holding company Rule 58 (b)(1)(ix)	(3)	20.09%	$7,267,187	$1,459,665

LNG Marketing Partners (2)	Holding company Rule 58 (b)(1)(v)	(3)	10%	$9,325,712	$932,571

Energy East Capital Trust I (4)	Special purpose financing	(7)	100%	$10,670,103	$10,670,103

Energy East Capital Trust II (4)	*	-	100%	-	-

RGS Energy Group, Inc. (RGS)	Holding company	1,000	100%	$2,194,503,560	$2,194,503,560

New York State Electric & Gas Corporation (NYSEG)	Electric and natural gas utility	64,508,477	100%	$963,640,625	$963,640,625

Rochester Gas and Electric Corporation (RG&E)	Electric and natural gas utility	34,506,513	100%	$578,477,785	$578,477,785

Energetix, Inc. (Energetix)	Electricity and natural gas marketer Rule 58 (b)(1)(v)	100	100%	$10,674,025	$10,674,025

Connecticut Energy Corporation	Holding company	1,000	100%	$459,830,641	$459,830,641
Unsecured debt (5)			$2,418,099		$2,418,099

The Southern Connecticut Gas Company	Natural gas utility	1,407,072	100%	$435,358,391	$435,358,391

CNE Energy Services Group, Inc.	Energy products and services Rule 58 (b)(1)(v)&(ix)	1,000	100%	$26,785,177	$26,785,177

LNG Storage Partners (1)	Holding company Rule 58 (b)(1)(ix)	(3)	68.85%	$7,267,187	$5,003,422

Total Peaking Services, LLC	Natural gas storage Rule 58 (b)(1)(ix)	(3)	100%	$4,349,708	$4,349,708
Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

LNG Marketing Partners (2)	Holding company Rule 58 (b)(1)(v)	(3)	80%	$9,325,712	$7,460,570

CNE Peaking, LLC	Firm in-market supply source Rule 58 (b)(1)(v)	(3)	100%	$6,215,379	$6,215,379

Energy East Enterprises, Inc.	Energy-related investment company	26	100%	$24,237,201	$24,237,201

New Hampshire Gas Corporation	Energy services company Rule 58 (b)(1)(vi)	25	100%	$2,442,518	$2,442,518

Seneca Lake Storage, Inc. Rule 58 (b)(1)(ix)	Natural gas storage	1	100%	$600,394	$600,394

Maine Natural Gas Corporation	Natural gas utility	10	100%	$21,687,411	$21,687,411

The Energy Network, Inc.	Energy-related investment company	5,444	100%	$33,239,951	$33,239,951
Unsecured debt (5)				$5,500,000	$5,500,000

Energy East Solutions, Inc. Rule 58 (b)(1)(v)	Electricity and natural gas marketer	100	100%	$7,314,712	$7,314,712

NYSEG Solutions, Inc.	Electricity and natural gas marketer Rule 58 (b)(1)(v)	26	100%	$3,937,267	$3,937,267

Energy East Telecommunications, Inc.	Exempt telecommunications company	34	100%	$2,125,476	$2,125,476

Elantic East, LLC	Exempt telecommunications company	(3)	50%	$2,067,723	$1,033,862

Cayuga Energy, Inc.	Energy-related investment company Rule 58 (b)(1)(viii)	8	100%	$27,419,861	$27,419,861

PEI Power II, LLC	Peaking generation EWG Rule 58 (b)(1)(viii)	(3)	50.1%	$22,935,955	$11,490,913

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Carthage Energy, LLC	Peaking generation EWG Rule 58 (b)(1)(viii)	(3)	100%	$5,062,009	$5,062,009
Unsecured debt (6)				$3,171,915	$3,171,915

South Glens Falls Energy, LLC	Peaking generation EWG Rule 58 (b)(1)(viii)	(3)	85%	$(822,291)	$(755,047)
Unsecured debt (6)				$9,012,580	$9,012,580

Energy East Management Corporation	Corporate service company	10	100%	$11,067,302	$11,067,302

CMP Group, Inc.	Holding company	1,000	100%	$674,692,866	$674,692,866

LNG Storage Partners (1)	Holding company Rule 58 (b)(1)(ix)	(3)	11.06%	$7,267,187	$804,100

LNG Marketing Partners (2)	Holding company Rule 58 (b)(1)(v)	(3)	10%	$9,325,712	$932,571

Central Maine Power Company	Electric utility	31,211,471	100%	$657,203,235	$657,203,235

Maine Electric Power Company, Inc.	Electric transmission utility	6,877	78.3%	$12,429,011	$9,966,816

NORVARCO	Electric utility	5,000	100%	$860,461	$860,461

Chester SVC Partnership	Electric utility	(3)	50%	-	-

Central Securities Corporation	Real estate	10	100%	$2,226,492	$2,226,492

Cumberland Securities Corporation	Real estate	110	100%	$944,652	$944,652

Maine Yankee Atomic Power Company	Nuclear generator - in process of being decommissioned	139,954	38%	$35,813,067	$13,608,965

MaineCom Services	Exempt Telecommun-ications	10,000	100%	$3,930,481	$3,930,481

Name of Company	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

The Union Water-Power Company	Energy management service company Rule 58 (b)(1)(i)	7,300	100%	$7,707,146	$7,707,146

Maine Power	*	1,000	100%	$100,000	$100,000

CTG Resources, Inc.	Holding company	1,000	100%	$384,445,719	$384,445,719

Connecticut Natural Gas Corporation	Natural gas utility	10,634,496	100%	$363,086,405	$363,086,405

TEN Companies, Inc.	Energy services Rule 58 (b)(1)(vi)	1,000	100%	$52,560,866	$52,560,866

The Hartford Steam Company	Heating and cooling services Rule 58 (b)(1)(vi)	621	100%	$45,310,605	$45,310,605

TEN Transmission Company	Natural gas transmission system Rule 58 (b)(1)(ix)	1	100%	$19,890,947	$19,890,947

Berkshire Energy Resources	Holding company	1,000	100%	$108,528,669	$108,528,669

The Berkshire Gas Company	Natural gas utility	100	100%	$108,112,305	$108,112,305

Utility Shared Services Corporation	Utility service company	200	100%	$587,250	$587,250

*  Inactive subsidiary

Notes to Item 1.

(1) LNG Storage Partners is owned by Energy East Corporation (20.09%), CMP Group, Inc. (11.06%) and CNE Energy Services Group, Inc. (68.85%).

(2) LNG Marketing Partners is owned by Energy East Corporation (10%), CMP Group, Inc. (10%) and CNE Energy Services Group, Inc. (80%).

(3) Noncorporate subsidiary (partnership, limited partnership or limited liability company). See table below.
Company Name	Type of Business	Investment Type
LNG Storage Partners	Partnership	Equity Investment by Energy East Corporation and CMP Group, Inc. /Consolidated with Connecticut Energy Corporation
LNG Marketing Partners	Partnership	Equity Investment by Energy East Corporation and CMP Group, Inc. /Consolidated with Connecticut Energy Corporation
Total Peaking Services, LLC	Limited liability company	Consolidated
CNE Peaking, LLC	Limited liability company	Consolidated
South Jersey Energy Solutions, LLC	Limited liability company	Consolidated
Elantic East, LLC	Limited liability company	Equity Investment
PEI Power II, LLC	Limited liability company	Consolidated
Carthage Energy, LLC	Limited liability company	Consolidated
South Glens Falls Energy, LLC	Limited liability company	Consolidated
Chester SVC Partnership	Partnership	Consolidated

(4) Energy East Capital Trust I & II (Capital Trusts) were formed in Delaware in 2001 as financing entities. In 2003 Energy East adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) (FIN 46R) and no longer includes Capital Trust I in its consolidated financial statements as of December 31, 2003. Please refer to the Energy East Annual Report on Form 10-K for 2003, Exhibit No. 12-1 and Exhibit No. 12-2 for the effect of deconsolidation on the Ratio of Earnings to Fixed Charges.

(5) Unsecured debt is at 2.0%, is payable to a system company and is due upon demand.

(6) Unsecured debt is at prime plus 2.0%, is payable to a system company and is due upon demand.

(7) Energy East owns 426,804 shares of trust common securities.

General Notes to Item 1.

In October 2004 Energy East Solutions, Inc., a subsidiary of The Energy Network, Inc., completed the sale of its New England and Pennsylvania natural gas customer contracts and related assets.

In July 2004 The Union Water Power Company a subsidiary of CMP Group, Inc. sold the assets associated with its locating and construction divisions.

Item 2.    Acquisitions or Sales of Utility Assets

Information concerning acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million, not reported in a certificate filed pursuant to Rule 24, during the period of January 1, 2004 through December 31, 2004, is as follows:

Acquisitions: None

Sales: None

Item 3.    Issue, Sale, Pledge, Guarantee or Assumption of System Securities

During the period January 1, 2004, through December 31, 2004 - None, except as reported in certificates filed pursuant to Rule 24 and Form U-6B-2 for the year ended December 31, 2004.

Item 4.    Acquisitions, Redemption or Retirement of Securities

During the period January 1, 2004, through December 31, 2004
Issuer	Description	Consideration	Extinguished or Held	Rule

The Berkshire Gas Company	Commercial Note 6.10% Due April 2004	$6,000,000	Extinguished	42

TEN Companies, Inc.	Secured Term Note, at 6.99% Due 2009	$5,000,000	Extinguished	42

Energy East Corporation	5.75% Five Year Note Due November 2006	$17,150,000	Extinguished	42

Rochester Gas and Electric Corporation	7.64% First Mortgage Bond FMB, Due 2023	$33,000,000	Extinguished	42

Rochester Gas and Electric Corporation	7.66% First Mortgage Bond FMB, Due 2023	$5,000,000	Extinguished	42

Rochester Gas and Electric Corporation	7.67% First Mortgage Bond FMB, Due 2023	$12,000,000	Extinguished	42

Rochester Gas and Electric Corporation	7.45% First Mortgage Bond FMB, Due 2023	$40,000,000	Extinguished	42

Rochester Gas and Electric Corporation	6.95% First Mortgage Bond FMB, Due April 2011	$39,000,000	Extinguished	42

Rochester Gas and Electric Corporation	6.35% First Mortgage Bond FMB, Due May 2032	$50,000,000	Extinguished	42

Rochester Gas and Electric Corporation	6.50% First Mortgage Bond FMB, Due May 2032	$10,500,000	Extinguished	42

Rochester Gas and Electric Corporation	4% Preferred Stock Series F	$12,000,000	Extinguished	42

Rochester Gas and Electric Corporation	4.10% Preferred Stock Series H	$8,000,000	Extinguished	42

Rochester Gas and Electric Corporation	4.75% Preferred Stock Series I	$6,000,000	Extinguished	42

Rochester Gas and Electric Corporation	4.10% Preferred Stock Series J	$5,000,000	Extinguished	42

Rochester Gas and Electric Corporation	4.95% Preferred Stock Series K	$6,000,000	Extinguished	42

Rochester Gas and Electric Corporation	4.55% Preferred Stock Series M	$10,000,000	Extinguished	42

Rochester Gas and Electric Corporation	6.60% Preferred Stock Series V	$23,750,000	Extinguished	42

New York State Electric & Gas Corporation	5.95% Pollution Control Note Due December 2027	$34,000,000	Extinguished	42

Item 4.    Acquisitions, Redemption or Retirement of Securities (continued)
Issuer	Description	Consideration	Extinguished or Held	Rule

New York State Electric & Gas Corporation	5.70% Pollution Control Note Due December 2028	$70,000,000	Extinguished	42

New York State Electric & Gas Corporation	6.05% Pollution Control Note Due April 2034	$100,000,000	Extinguished	42

NORVARCO	Limited Recourse Senior Note, 10.48%, 2020	$1,103,376	Mandatory Principal Payment on Note	42

NORVARCO	Limited Recourse Senior Note, 7.05%, 2020	$79,714	Mandatory Principal Payment on Note	42

Connecticut Natural Gas Corporation	7.82% Medium Term Note Due July 2004	$10,000,000	Extinguished	42

The Berkshire Gas Company	4.80% Preferred Stock	$2,500	Held	42

Item 5.    Investments in Securities of Nonsystem Companies

1. Aggregate amount of investment in persons operating in the retail service area of the owners, or of its subsidiaries as of December 31, 2004.
Name of Company	Name of Issuer	Type of Business	Number of Common Shares	% of Voting Power	Issuer Book Value	Owner's Book Value

Central Maine Power Company	Yankee Atomic Electric Company	Nuclear generator - in process of being decommissioned	729	9.5%	$953,610	$93,087

Central Maine Power Company	Connecticut Yankee Atomic Power Company	Nuclear generator - in process of being decommissioned	21,000	6%	$43,792,762	$2,599,352

Central Maine Power Company	Vermont Yankee Nuclear Power Corporation	Purchase power (1)	16,001	4%	$4,795,105	$302,794

TEN Companies, Inc.	Iroquois Gas Transmission System	Gas transmission	None Partnership	4.9%	$357,513,913	$8,901,793

CNE Energy Services Group, Inc.	Nth Power Technologies Fund I, LP	Energy-related investment company	None Partnership	7.9%	$7,352,273	$579,755

(1) Vermont Yankee Nuclear Power Corporation sold the Vermont Yankee nuclear power station to Entergy Corporation on July 31, 2002. While Central Maine Power no longer has ownership interest in the Vermont Yankee nuclear power station, Central Maine Power has an ownership in the Vermont Yankee Nuclear Power Corporation. Central Maine Power continues to have a purchase power contract to purchase electricity from Vermont Yankee Nuclear Power Corporation.

2. Supplemental information with respect to securities owned not included in category 1.

None.

Item 6.    Officers and Directors

Legend of Abbreviations for positions held as of December 31, 2004
AC	Assistant Clerk
ACO	Assistant Controller
AS	Assistant Secretary
AT	Assistant Treasurer
BOT	Board of Trustees
C	Controller or Chief Accounting Officer
CB	Chairman of the Board
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Integration Officer
CL	Clerk
COO	Chief Operating Officer
D	Director
EC	Executive Committee
EVP	Executive Vice President
GC	General Counsel
M	Manager
MC	Management Committee
P	President
S	Secretary
SVP	Senior Vice President
T	Treasurer
VP	Vice President

Address Codes
(a)	Corporate Drive-Kirkwood Industrial Pk., P.O. Box 5224, Binghamton, NY 13902
(b)	1387 Ithaca-Dryden Road, Ithaca, NY 14850-8810
(c)	217 Commercial Street, Portland, ME 04101
(d)	70 Farm View Drive, New Gloucester, ME 04260
(e)	Stephens Square, 81 State Street, Binghamton, NY 13901
(f)	89 East Avenue, Rochester, NY 14649
(g)	855 Main Street, Bridgeport, CT 06604
(h)	321 Old Ferry Road, Wiscasset, ME 04578
(i)	77 Hartland Street, 4th Floor, E. Hartford, CT 06108
(j)	115 Cheshire Road, Pittsfield, MA 01201
(k)	9106 McDonald Drive, Bethesda, MD 20817
(l)	83 Edison Drive, Augusta, ME 04336
(m)	209 State Street, P.O. Box 1209, Presque Isle, ME 04769
(n)	33 State Street, P.O. Box 932, Bangor, ME 04401
(o)	77 Grove Street, Rutland, VT 05701
(p)	800 Boylston Street P-1603, Boston, MA 02199
(q)	P.O. Box 300, Seabrook, NH 03874
(r)	526 Western Avenue, Augusta, ME 04330
(s)	25 Research Drive, Westborough, MA 01582
(t)	52 Farm View Drive, New Gloucester, ME 04260

Part I.    Name, Principal Business Address, Positions

As of December 31, 2004
	ENERGY EAST MANAGEMENT CORPORATION	ENERGY EAST CORPORATION	NEW YORK STATE ELECTRIC & GAS CORPORATION	CONNECTICUT ENERGY CORPORATION	THE SOUTHERN CONNECTICUT GAS COMPANY	CNE ENERGY SERVICES GROUP, INC.

Allessio, Robert M. (j)					EVP, COO, D
Aurelio, Richard (t)		D
Benson, Richard R. (b)	VP, D
Call, Curtis I. (t)	ACO
Carrigg, James A. (t)		D
Castiglia, Joseph J. (t)		D
Conklin, Laura (f)			VP
Conroy, Michael H. (f)			VP
DeFleur, B. Lois (t)		D
DuBrava, Elaine T. (a)			S
Earley, James E. (i)					VP, T, C
Eastman, Michael D. (a)			VP
German, Michael I. (i)					D, P
Howard, G. Jean (t)		D
Jagger, David M. (t)		D
Janczewski, Janet L. (g)					S
Jasinski, Kenneth M. (t)	D, EVP, CFO	EVP, CFO	D	D, EVP, CFO	D
Keeler, John M. (t)		D
Kelley, Tim D. (g)					VP
Kimiecik, David J. (a)			VP
Kump, Robert D. (t)	VP, T, S	VP, T, S		VP, S, T		VP, S
Lahtinen, James A. (f)			VP
Laurito, James P.(f)			D, P		D
Lynch, Ben E. (t)		D
McClain, F. Michael (c)	VP, CIO
Moynihan, Peter J. (t)		D
Olson, Clifton B. (f)	VP
Reis, William (i)					VP
Rich, Walter G. (t)		D
Rude, Robert E. (t)	VP, C	VP, C		VP, C
Sparks-Beddoe, Angela M. (a)	VP
Syta, Joseph J. (f)			VP, T, C
Taylor, Carl A. (e)						D, P
Turner, Teresa M. (a)			VP
von Schack, Wesley W. (t)	D, P, CEO	D, CB, P, CEO	D	D, CB, P, CEO	D

	ENERGY EAST ENTERPRISES	MAINE NATURAL GAS CORPORATION	THE ENERGY NETWORK, INC.	ENERGY EAST SOLUTIONS, INC.

Allessio, Robert M. (j)		D
Beaudoin, Mark R. (e)				VP
Benson, Richard R. (b)			D	D
Call, Curtis, I. (t)			T	T, S
German, Michael I. (i)	D, P	D, P
Jasinski, Kenneth M. (t)	D		D
Kump, Robert D. (t)	S, T		VP, S, CFO
Mahoney, R. Scott (l)	CL
McClain, F. Michael (c)		D
Quimby, Darrel R. (l)		VP, S, CL
Taylor, Carl A. (e)			D, P	P, D
von Schack, Wesley W. (t)	D		D
Zink, Karen L. (j)		T

	ENERGY EAST TELE- COMMUNI- CATIONS. INC.	CAYUGA ENERGY, INC.	CMP GROUP, INC.	CENTRAL MAINE POWER COMPANY	MAINE ELECTRIC POWER COMPANY	NORVARCO	NEW HAMPSHIRE GAS

Allessio, Robert M. (j)							D
Boyles, Brent M (m)					D
Benson, Richard R. (b)		D
Burns Sara J. (l)				P, D	P, D	P, D
Call, Curtis I. (t)	D, T, S	T, S	AT
Case, Kathleen A. (l)				VP
German, Michael I. (i)							D, P
Herling, Douglas A. (l)				VP
Huskilson, C. (l)					D
Jasinski, Kenneth M. (t)			D, EVP, CFO	D
Kump, Robert D. (t)			VP, T, S				S
Mahoney, R. Scott (l)			CL	VP, T, CL,C	S, CL	S, CL
Masti, Hank G. (a)					D
Michaud, Rachel M. (d)					T	T
Robinson, Stephen G. (l)				VP
Rude, Robert E. (t)		D	VP, C
Smith, Hariph M. (n)					D
Taylor, Carl A. (e)	D, P	D, P
von Schack, Wesley W. (d)			D, CB, P, CEO	D
Zink, Karen L. (j)							T

	CENTRAL SECURITIES CORPORATION	CUMBERLAND SECURITIES CORPORATION	MAINE YANKEE ATOMIC POWER	MAINECOM SERVICES	SENECA LAKE STORAGE, INC.

Benson, Richard R. (b)					D
Boyles, Brent M. (h)			D
Brown, Kent R. (o)			D
Burke, Raymond (h)			VP
Burns Sara J. (l)	P, COO, D	P, COO, D	D
Call, Curtis I. (t)	T, D	T, D	D	D	T, S
Cariani, Paul R. (m)			D
Case, Kathleen A. (l)	D	D
Chuddy, Barry (h)			D
DeAngelo, Robert J. (h)			D
Fay, Joseph D. (o)			AS, C
Feigenbaum, Ted C. (q)			P
Finn, William M. (l)			S
Greenman, Frederic E. (s)			D
Guerrette, Carrie D. (h)			T
Hager, Michael J. (h)			D
Hass, William S. (h)			D
Kacich, Richard M. (h)			D
Kenyon, Bruce D. (h)			D
Kump, Robert D. (t)				T, D, S, CL
Mahoney, R. Scott (l)	S, CL	S, CL	D
Martin, Robert H. (p)			D
McClain, F. Michael (c)			D	D
Meisner, Michael J. (h)			VP, COO
Moynihan, Peter J. (t)			D
Murley, Dr. Thomas E. (k)			D
Poulin, Gerald C. (l)			D, CB
Powderly, Robert C. (s)			D
Ramsauer, Kirk L. (s)			D
Taylor, Carl A. (e)				D, P	D, P
Thomas, Michael E. (h)			VP, CFO

	UNION WATER POWER COMPANY	CTG RESOURCES INC.	CONNECTICUT NATURAL GAS	TEN COMPANIES, INC.	BERKSHIRE ENERGY RESOURCES	THE BERKSHIRE GAS COMPANY

Allessio, Robert M. (j)			EVP, D, COO		BOT, P, CEO	D, CEO, CB
Benson, Richard R. (b)	D
Clark, Cheryl M. (j).						CL
Earley, James E. (i)			VP, T, C
German, Michael I. (i)			D, P
Janczewski, Janet L. (g)			S
Jasinski, Kenneth M. (t)		D, EVP, CFO	D		BOT	D
Kelley, Tim D. (g)			VP
Kump, Robert D. (t)	T, S, CL	VP, T, S			VP, T, S
McClain, F. Michael (c)	D
Reis, William (i)			VP
Rude, Robert E. (t)		VP, C			VP, C
Taylor, Carl A. (e)	D, P			D, P
von Schack, Wesley W. (t)		D, CB, P, CEO	D		BOT	D
Zink, Karen L. (j)						D, P, T, COO

	RGS ENERGY GROUP, INC.	ROCHESTER GAS AND ELECTRIC CORPORATION	ENERGETIX INC.	RGS DEVELOPMENT CORP.

Beaudoin, Mark R. (e)			VP, COO
Benson, Richard R. (b)			D
Call, Curtis I. (t)			T, S
Clark, Jeff R. (f)		S
Conklin, Laura (f)		VP
Conroy, Michael H. (f)		VP
DiStefano, J.T. (f)			VP
Eastman, Michael D. (a)		VP
Irish, David J. (f)		VP
Jasinski, Kenneth M. (t)	D	D		D
Kimiecik, David J. (a)		VP
Kump, Robert D. (t)	VP, S, T			P, T, S
Lahtinen, James A. (f)		VP
Laurito, James P. (f)	D, P, CEO	D, P
Olson, Clifton B. (f)			D
Syta, Joseph J. (f)		VP, C, T
Taylor, Carl A. (e)			D, P
Turner, Teresa M. (a)		VP
von Schack, Wesley W. (t)	D	D		D

Part II.    Financial Connections as of December 31, 2004
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption

Walter G. Rich	New York Business Development Corporation	Director	Rule 70(a)
Wesley W. von Schack	Mellon Financial Corporation and Mellon Bank, N.A.	Director	Rule 70(b)

Part III.    Compensation and Other Related Information

(a), (b), (c) and (e)    Compensation of directors and executive officers of system companies, directors' and executive officers' interests in securities of system companies, directors' and executive officers' contracts and transactions with system companies and participation in bonus and profit-sharing arrangements and other benefits are contained in:

Energy East Corporation's proxy statement that was filed on April 20, 2005, on pages 14 through 23, which is incorporated by reference.

Central Maine Power Company's Annual Report on Form 10-K, page 174, for the year ended December 31, 2004, File No. 1-5139.

New York State Electric & Gas Corporation's Annual Report on Form 10-K, page 174, for the year ended December 31, 2004, File No. 1-3103-2.

Rochester Gas and Electric Corporation's Annual Report on Form 10-K, page 174, for the year ended December 31, 2004, File No. 1-672.

(d)    Directors' and Executive Officers' Indebtedness to System Companies:

None.

(f)    Directors' and Executive Officers' Rights to Indemnity.

The state laws under which each of Energy East Corporation and its direct and indirect subsidiaries is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. See By-Law No. 33 of Energy East Corporation's By-Laws as amended, effective April 7, 2005.

Item 7.    Contributions and Public Relations

1.  Energy East Corporation and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees.

2.  Expenditures, disbursements or payments for the account of any citizens group or public relations counsel are as follows:
Company	Beneficiary	Purpose	Account 426	Amount
Berkshire Gas Company	John Bartley	Lobbying activities	Expenditures for certain civic political and related activities	$26,567

Connecticut Natural Gas Corporation	Killeen Donohue & Jaff	Lobbying activities	Expenditures for certain civic political and related activities	$53,000

Connecticut Natural Gas Corporation	The O'Leary Group	Lobbying activities	Expenditures for certain civic political and related activities	$31,800

The Southern Connecticut Gas Company	The O'Leary Group	Lobbying activities	Expenditures for certain civic political and related activities	$31,800

The Southern Connecticut Gas Company	Daniel Gilman Government Relations	Lobbying activities	Expenditures for certain civic political and related activities	$63,600

Rochester Gas and Electric Corporation	Patricia Lynch Associates	Lobbying activities	Expenditures for certain civic political and related activities	$36,000

New York State Electric & Gas Corporation	Southern Tier Economic Growth	Economic development	Miscellaneous general expenses	$10,000

Item 8.    Service, Sales and Construction Contracts

Part I.    Contracts for services, including engineering or construction services or goods supplied or sold by a system company to another system company are as follows:
Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Materials and Services	Energy East Telecommunications, Inc.	New York State Electric & Gas Corporation	$349,897	7/98	Yes

Support Services	New York State Electric & Gas Corporation	Rochester Gas and Electric Corporation	$4,662,656	1/04	Yes

Management Services	New York State Electric & Gas Corporation	Rochester Gas and Electric Corporation	$1,310,536	1/04	Yes

Support Services	New York State Electric & Gas Corporation	The Southern Connecticut Gas Company	$1,010	1/04	Yes

Management Services	New York State Electric & Gas Corporation	The Southern Connecticut Gas Company	$109,355	1/04	Yes

Support Services	New York State Electric & Gas Corporation	The Berkshire Gas Company	$111,072	1/04	Yes

Gas Procurement and Support Services	CNE Energy Services	Energy East Solutions, Inc.	$509,640	7/99	No

Management Services	The Berkshire Gas Company	The Southern Connecticut Gas Company	$218,119	1/04	Yes

Management Services	The Berkshire Gas Company	Connecticut Natural Gas Corporation	$199,958	1/04	Yes

Support Services	The Southern Connecticut Gas Company	Connecticut Natural Gas Corporation	$2,346,767	1/04	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Support Services	The Berkshire Gas Company	Maine Natural Gas Corporation	$45,377	1/04	Yes

Support Services	The Berkshire Gas Company	New Hampshire Gas	$30,627	1/04	Yes

Support Services	Connecticut Natural Gas Corporation	New York State Electric & Gas Corporation	$116,932	1/04	Yes

Support Services	Connecticut Natural Gas Corporation	The Southern Connecticut Gas Company	$1,690,422	1/04	Yes

Agreement Rental	Connecticut Natural Gas Corporation	TEN Companies, Inc.	$133,092	1/04	Yes

Support Services	Rochester Gas and Electric Corporation	Energetix, Inc.	$128,936	1/04	Yes

Rent	Rochester Gas and Electric Corporation	Energetix, Inc.	$234,248	1/04	Yes

Support Services	Rochester Gas and Electric Corporation	New York State Electric & Gas Corporation	$2,867,132	1/04	Yes

Rent	Central Maine Power Company	New York State Electric & Gas Corporation	$11,369	1/04	Yes

Materials and Services	Central Maine Power Company	New York State Electric & Gas Corporation	$527,915	1/04	Yes

Rent	Central Maine Power Company	The Southern Connecticut Gas Company	$2,136	1/04	Yes

Support Services	Central Maine Power Company	Southern Connecticut Gas Corporation	$115,157	1/04	Yes

Materials and Services	Central Maine Power Company	Rochester Gas and Electric Corporation	$140,441	1/04	Yes

Support Services	Central Maine Power Company	Maine Electric Power Company, Inc.	$402,847	1/04	Yes

Rent	Central Maine Power Company	Maine Electric Power Company, Inc.	$77,971	1/04	Yes

Support Services	Central Maine Power Company	The Union Water Power Company	$386,080	1/04	Yes

Support Services	Central Maine Power Company	MaineCom Services	$343,998	1/04	Yes

Nature of Transaction	Serving Company	Receiving Company	Compensation	Date of Contract	Contract In Effect at Year-End Yes/No

Rent	Central Maine Power Company	MaineCom Services	$57,580	1/04	Yes

Support Services	The Berkshire Gas Company	New Hampshire Gas	$33,125	3/04	Yes

Material & Services	New York State Electric & Gas Corporation	Energy East Solutions, Inc.	$365,951	12/04	Yes

Steam & Chilled Water Supply Agreement	The Hartford Steam Company	Connecticut Natural Gas Corporation	($15,857)	4/83	Yes

Contracts omitted include rent and support services contracts between companies that amounted to less than an aggregate consideration of $100,000 between companies.

Part II.    Contracts to purchase services or goods from an affiliate other than a system company or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

None

Part III.    Employment of any person by any system company for the performance on a continuing basis of management supervisory or financial advisory services.

Mr. Joseph Kelley, former President, CEO of Berkshire Energy Resources, has a management consulting contract for advisory services, with annual consideration of $25,000.

Item 9.    Wholesale Generators and Foreign Utility Companies

Part I. Interest in exempt wholesale gernertors

The system's interest in EWGs are as follows:

South Glens Falls, LLC:

  South Glens Falls, which is 85% owned by Cayuga Energy, Inc., is located at One Hudson Street, South Glens Falls, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. South Glens Falls is a 63MW, natural gas fired, combined cycle co-generation facility.
  Cayuga Energy has invested $(0.8) million in South Glens Falls. Energy East Corporation has no financial obligations.
  See Exhibit I for debt to equity and net income amounts.
  South Glens Falls has consultative, administrative, project management, material procurement, design, cost estimate and support services contracts with Cayuga Energy, Inc. The services provided to South Glens Falls are billed at the cost of time and materials.

Carthage Energy, LLC:

  Carthage Energy, which is 100% owned by Cayuga Energy, Inc., is located at 701 West End Avenue, Carthage, NY. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. Carthage Energy is a 63MW, natural gas fired, combined cycle co-generation facility.
  Cayuga Energy has invested $5.1 million in Carthage Energy. Energy East Corporation has no financial obligations.
  See Exhibit I for debt to equity and net income amounts.
  Carthage Energy has consultative, administrative, project management, material procurement, design and support services contracts with Cayuga Energy, Inc. The services provided to Carthage Energy are billed at the cost of time and material. Cayuga Energy, Inc. has a service agreement with New York State Electric & Gas Corporation, which provides for NYSEG to perform administrative, consultative and support services. The services provided to Carthage and South Glens Falls are billed at the cost of time and materials.

PEI Power II, LLC:

  PEI Power II, which is 50.1% owned by Cayuga Energy, Inc., is located at 170 Power Boulevard, Archbald, PA 18403. Its business address is 81 State Street, Stephens Square, 5th Floor, Binghamton, NY 13901-3110. PEI Power II is a 45MW, natural gas-fired facility.
  Cayuga Energy has invested $11.5 million in PEI Power II.
  See Exhibit I for debt to equity and net income amounts.
  PEI Power II has a support services contract with New York State Electric & Gas Corporation. The services provided to PEI Power II are billed at the cost of time and materials.

Energy East has no foreign utility companies.

Part II.  Organization chart showing the relationship of each exempt wholesale generator and foreign utility company to other system companies. - See Exhibit H.

Part III.  Amount of aggregate investment in exempt wholesale generators $15.8 million.

Ratio of aggregate investment in exempt wholesale generators to aggregate capital investment in domestic public utility subsidiaries 1%.
Investment $(thousands)
Utility Investment:
New York State Electric & Gas Corporation	$963,640
Rochester Gas and Electric Corporation	578,478
Central Maine Power Company	657,203
The Southern Connecticut Gas Company	435,358
Connecticut Natural Gas Corporation	363,086
The Berkshire Gas Company	108,112
Total Utility Investment	$3,105,877

EWG Investment:
South Glenn Falls, LLC	$(755)
Carthage Energy, LLC	5,062
PEI Power II, LLC	11,490
Total EWG Investment	$15,787

Percent of investment	1%

Item 10.    Financial Statements and Exhibits

Financial Statements

Consolidating financial statements are listed in Exhibit F. These consolidating financial statements are not covered by the independent accountants' reports, which have been incorporated by reference from Form 10-K into this Form U5S.

EXHIBITS
Exhibit A

A-1	Annual Report of Energy East Corporation on Form 10-K for the year ended December 31, 2004, - File No. 1-14766 and incorporated herein by reference.

A-2	Annual Report of Central Maine Power Company on Form 10-K for the year ended December 31, 2004, - File No. 1-5139 and incorporated herein by reference.

A-3	Annual Report of New York State Electric & Gas Corporation on Form 10-K for the year ended December 31, 2004, - File No. 1-3103-2 and incorporated herein by reference.

A-4	Annual Report of Rochester Gas and Electric Corporation on Form 10-K for the year ended December 31, 2004, - File No.1-672 and incorporated herein by reference.

Exhibit B

B-1

Restated Certificate of Incorporation of Energy East Corporation pursuant to Section 807 of the Business Corporation Law filed in the Office of the Secretary of State of the State of New York on April 23, 1998, included as Exhibit 4-1 in Energy East Corporation's Post-Effective Amendment No. 1 to Form S-3, Registration No. 033-54155 - File No. 1-14766 and incorporated herein by reference.

B-2

Certificates of Amendment of the Certificate of Incorporation filed in the Office of the Secretary of State of the State of New York (i) on April 26, 1999, included as Exhibit 3-3 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and (ii) on June 21, 2004, included as Exhibit 3-5 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 - File No. 1-14766 and incorporated herein by reference.

B-3

By-Laws of Energy East Corporation as amended April 8, 2004 - included as Exhibit 3-4 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 - File No. 1-14766 and incorporated herein by reference. On April 7, 2005, the third paragraph of By-Law No. 10 of the Corporation was amended to read as follows: "No director who shall have attained the age of 70 shall stand for re-election as a director; provided, however, that such age limitation shall not apply in connection with the election of directors at the 2005 Annual Meeting of Stockholders."

B-4	Articles of Incorporation, as amended, of Central Maine Power Company, submitted herewith.

B-5

Articles of Amendment to the Articles of Incorporation of Central Maine Power Company filed as Exhibit 3-1.2 in Central Maine Power Company's Annual Report on Form 10-K for the year ended December 31, 2000 - File No. 1-5139 and incorporated herein by reference.

B-6

Amended and Restated By-Laws of Central Maine Power Company filed as Exhibit 3-2 in Central Maine Power Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 - File No. 1-5139 and incorporated herein by reference.

B-7	Restated Certificate of Incorporation of New York State Electric & Gas Corporation, submitted herewith.

B-8

Certificates of Amendment of the Certificate of Incorporation of New York State Electric & Gas Corporation, (i) as submitted herewith and (ii) filed as Exhibit 3-16 in New York State Electric & Gas Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 - File No. 1-3103-2 and incorporated herein by reference.

B-9

By-Laws of New York State Electric & Gas Corporation as amended June 28, 2002 filed as Exhibit 3-17 in New York State Electric & Gas Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 - File No. 1-3103-2 and incorporated herein by reference.

B-10	Restated Certificate of Incorporation of Rochester Gas and Electric Corporation, as submitted herewith.

B-11

Certificate of Amendment of the Certificate of Incorporation of Rochester Gas and Electric Corporation filed as Exhibits 4 in Rochester Gas and Electric Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 - File No. 1-672 and incorporated herein by reference.

B-12

By-Laws of Rochester Gas and Electric Corporation as amended June 28, 2002 filed as Exhibit 3-3 in Rochester Gas and Electric Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 - File No. 1-672 and incorporated herein by reference.

Exhibit C

C-1

Indenture of Energy East Corporation filed as Exhibit 4-1 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 - File No. 1-14766 and incorporated herein by reference.

C-2

Supplemental Indentures of Energy East Corporation filed as (i) Exhibit 4-3 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2000, (ii) Exhibit 4-4 in Energy East Corporation's Annual Report on Form 10-K for the year ended December 31, 2001, (iii) Exhibit 4-6 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and (iv) Exhibit 4-9 in Energy East Corporation's Quarterly Report on Form 10-Q for the year ended September 30, 2003 - File No. 1-14766 and incorporated herein by reference.

C-3

Subordinated Indenture of Energy East Corporation filed as Exhibit 4-4 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 - File No. 1-14766 and incorporated herein by reference.

C-4

Supplemental Indenture of Energy East Corporation filed as Exhibit 4-5 in Energy East Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 - File No. 1-14766 and incorporated herein by reference.

C-5	Indenture of Central Maine Power Company, submitted herewith.

C-6

Supplemental Indenture of Central Maine Power Company filed as Exhibit 4-6 in Central Maine Power Company's Form S-3, Registration No. 333-36456 - File No. 1-5139 and incorporated herein by reference. On April 1, 2005, a Supplemental Indenture was executed and will be filed as an exhibit in Central Maine Power Company's Form 10-Q for the quarter ended March 31, 2005.

C-7

Indenture of New York State Electric & Gas Corporation filed as Exhibit 4-7 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 - File No. 1-3103-2 and incorporated herein by reference.

C-8

Supplemental Indentures of New York State Electric & Gas Corporation filed as (i) Exhibits 4-8 and 4-9 in New York State Electric & Gas Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 and (ii) Exhibit 4-10 in New York State Electric & Gas Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 - File No. 1-3103-2 and incorporated herein by reference.

C-9	General Mortgage of Rochester Gas and Electric Corporation, submitted herewith.

C-10	Supplemental Indenture of Rochester Gas and Electric Corporation, submitted herewith.

Exhibit D	Form of Tax Allocation Agreement filed as Exhibit B in Energy East Corporation's Amendment No. 1 to the Application/Declaration on Form U-1, File No. 070-9609 and incorporated herein by reference.

Exhibit E

E-1	Consent of PricewaterhouseCoopers LLP

E-2	Consent of PricewaterhouseCoopers LLP

E-3	Consent of PricewaterhouseCoopers LLP

E-4	Consent of PricewaterhouseCoopers LLP

Exhibit F

F-1	Consolidating Income Statement of Energy East Corporation and subsidiaries.

F-2	Consolidating Balance Sheet of Energy East Corporation and subsidiaries.

F-3	Consolidating Cash Flow Statement of Energy East Corporation and subsidiaries.

F-4	Consolidating Retained Earnings Statement of Energy East Corporation and subsidiaries.

F-5	Consolidating financial statements for Energy East Corporation's subsidiaries are filed confidentially pursuant to Rule 104.

Exhibit H	The relationship of each Exempt Wholesale Generator, in which the system holds an interest, to other system companies is reflected in Item 1.

Exhibit I	Balance Sheet and Statements of Income and Cash Flow for exempt wholesale generators are filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

May 2, 2005	Energy East Corporation By: /s/Robert E. Rude Robert E. Rude Vice President and Controller